

This Form CB contains 9 pages, including all exhibits and attachments.

5-82250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 5)



SEC MAIL PROCESSING
RECEIVED
DEC 27 2006
WASH, D.C.
160
SECTION

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Deep Sea Supply ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Deep Sea Supply PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
DEC 29 2006
THOMSON
FINANCIAL

Finn Amund Norbye
Deep Sea Supply ASA
Tromøyveien 22
N-4841 Arendal
Norway
+47 3705 8610

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

Not Applicable
(Date Tender Offer/Rights Offering Commenced)



PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the delivery of shares in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 27, 2006.

(b) Not applicable

Item 2. Informational Legends

The attached exhibit contains appropriate informational legends.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Deep Sea Supply PLC with the Commission on December 5, 2006.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Offer document dated December 4, 2006, relating to the exchange offer by Deep Sea Supply PLC for all issued and outstanding ordinary shares of Deep Sea Supply ASA. The exchange offer period will be from and including December 5, 2006 to and including December 15, 2006.
2.0*	Exchange Offer announcement disseminated through the Oslo Stock Exchange on December 4, 2006.
3.0*	English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on December 5, 2006.
3.1**	Independent statement regarding the voluntary offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 8, 2006.
3.2***	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA relating to the extension of the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 15, 2006.
3.3****	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the acceptance level with respect to the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 19, 2006.
3.4****	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of the Exchange Offer, disseminated through the Oslo Stock Exchange on December 20, 2006.
3.5*****	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of settlement in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006.
3.6*****	Press release of Deep Sea Supply PLC announcing the results of an Extraordinary General Meeting held in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006.
3.7	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the delivery of shares in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 27, 2006.

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 5, 2006.

** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 11, 2006.

*** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 18, 2006.

**** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 20, 2006.

***** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 22, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Deep Sea Supply PLC

By: 

Name: Finn Amund Norbye
Title: Authorized Signatory
(see Power of Attorney attached hereto as Attachment II(3))

Date: December 27, 2006

EXHIBIT 3.7

Press Release

DESS/DESSC – EXCHANGE OFFER – DELIVERY OF DESS PLC SHARES

As previously announced, Settlement under the Exchange Offer was completed on 22 December 2006. The DESS PLC consideration shares were today delivered to the tendering DESS ASA Shareholders by way of registration on the respective shareholder's VPS account. The first day of trading of the DESS PLC Shares on Oslo Børs will be 28 December 2006.

This announcement is issued in connection with the Exchange Offer to acquire all of the issued and outstanding DESS ASA Shares and should be read and construed in conjunction with the combined prospectus and offer document dated 4 December 2006 (the "Document"). Terms defined in the Document have the same meaning in this announcement unless otherwise indicated.

Dated: 27 December 2006
Deep Sea Supply ASA
Deep Sea Supply PLC

Contact details:
Odd Brevik, CEO: mobile: +47-957 81 581, e-mail: odd@dess.no
Finn Amund Norbye, CFO: mobile: +47-952 76 616, e-mail: finn@dess.no

*****

IMPORTANT INFORMATION

*The DESS PLC securities referred to herein that will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "**U.S. Securities Act**") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.*

The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which DESS ASA ordinary shares will be exchanged for DESS PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC and DESS ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

ATTACHMENT II(3)

Signed Power of Attorney



DEEP SEA SUPPLY PLC

MINUTES OF MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY

held at Tromøyveien 22, 4841 Arendal, Norway
on the 30 of November 2006 at 17.00 hours

Present:	Mr Finn Amund Norbye	Director
	Mr Odd Brevik	Director

(a) Mr Norbye was elected Chairman of the Meeting and Mr Brevik acted as Secretary thereof.

(b) The Chairman welcomed the persons attending the Meeting and declared it open having satisfied himself that Notice of the Meeting had been duly given and that there was quorum in accordance with the Articles of Association of the Company.

(c) The Secretary of the Meeting presented to the Directors for consideration a power of attorney authorising Mr. Finn Amund Norbye to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to CB forms and F-X forms..

(d) After discussion and upon motion duly made, seconded and unanimously carried, the following Resolutions were adopted:

RESOLVED:

1. **THAT Mr FINN AMUND NORBYE** be and is, authorised and empowered, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.
2. **THAT** a power of attorney in the form attached hereto formalising the above resolution is signed by each of the Directors.
3. There being no further business before the Meeting the Chairman declared it closed.

FINN AMUND NORBYE Chairman of the Meeting	**ODD BREVIK** Secretary of the Meeting

DM-1153454-v1 (2)

POWER OF ATTORNEY

The undersigned, being the Directors of Deep Sea Supply Plc., a Cyprus Public Limited Liability Company with corporation number C186838 , and having its registered address at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus, hereby, authorises and empowers, Mr FINN AMUND NORBYE, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.

Arendal, 30 November 2006



Finn Amund Norbye



Odd Brevik